Exhibit 1.01

SECOND AMENDMENT AND CONSENT

THIS SECOND AMENDMENT AND CONSENT (this “Agreement”) is made and entered into as of this 26th day of November, 2008 by and among ARTHROCARE CORPORATION, a Delaware corporation (the “Borrower”), the Subsidiaries thereof party hereto (the “Subsidiary Guarantors”), the lenders party to the Credit Agreement referred to below (the “Lenders”), and BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (the “Administrative Agent”).

Statement of Purpose

The Lenders agreed to extend certain credit facilities to the Borrower pursuant to the Credit Agreement dated as of January 13, 2006 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, the Lenders and the Administrative Agent.

The Borrower previously advised the Administrative Agent and the Lenders that it would be restating its financial statements for fiscal years 2006, 2007 and the first quarter of 2008 as more fully described in the Borrower’s 8-K filing of July 21, 2008 (such financial restatements, collectively, the “Restatement”). In letter agreements dated July 29, 2008 and September 15, 2008, respectively, the Administrative Agent, on behalf of and at the direction of Lenders constituting Required Lenders, consented to extensions of the deadlines for delivery of the June 30, 2008 and September 30, 2008 financial statements to December 1, 2008. The Borrower has recently advised the Administrative Agent that further additional time is requested/needed by the Borrower to complete the Restatement and provide the financial statements required by the Credit Agreement for the fiscal quarters ended June 30, 2008 and September 30, 2008. Accordingly, the Borrower has requested that the delivery deadline for the June 30, 2008 and September 30, 2008 financial statements be extended from December 1, 2008 to the earliest of (a) the end of business on March 2, 2009, (b) the date on which the Borrower shall have received notice from The NASDAQ Stock Market, LLC (“NASDAQ”) that its common stock shall be delisted from The NASDAQ Global Select Market, (c) the date that the common stock of the Borrower is delisted from The NASDAQ Global Select Market and (d) the date on which the Borrower shall have received notice from NASDAQ that its requested extension of time for delivery of its June 30, 2008 and September 30, 2008 financial statements to February 9, 2009 has been denied (such extension, the “Third Extension” and such additional time period ending in accordance with the foregoing, the “Third Extension Period”). Such Third Extension would be used by the Borrower to complete the Restatement. In addition, the Borrower desires to amend or modify certain provisions of the Credit Agreement in certain respects on the terms and conditions set forth below.

Subject to and in accordance with the terms and conditions set forth herein, the Lenders party hereto are willing to agree to the Borrower’s requests as of the date of satisfaction of the conditions to effectiveness set forth in Section 5 of this Agreement (such date, the “Effective Date”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, such parties agree as follows:

Section 1. Definitions. All capitalized terms used and not defined herein shall have the meanings assigned thereto in the Credit Agreement.

Section 2. Consent. Pursuant to Section 10.01 of the Credit Agreement and subject to the terms and conditions set forth herein, notwithstanding anything to the contrary in the Credit Agreement or the other Loan Documents, the Administrative Agent and the Lenders party hereto hereby consent to the Third Extension. The parties hereto acknowledge and agree that failure to deliver the financial statements for the fiscal quarters ended June 30, 2008 and September 30, 2008, respectively, to the Administrative Agent on or prior to the expiration of the Third Extension Period will constitute an immediate Event of Default under the Credit Agreement.

Section 3. Amendments to Credit Agreement.

(a) The definition of “Applicable Rate” in Section 1.01 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Applicable Rate” means the following percentages per annum, based upon the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b):

Pricing Level	Consolidated Leverage Ratio	Commitment Fee (bps)	Applicable Rate for Eurocurrency Rate Loans (bps)	Letter of Credit Fee (bps)	Applicable Rate for Base Rate Loans (bps)
I	Less than or equal to 1.00 to 1.00	25.0	200.0	200.0	75.0

II	Less than or equal to 2.00 to 1.00 but greater than 1.00 to 1.00	30.0	225.0	225.0	100.0

III	Less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00	35.0	275.0	275.0	150.0

IV	Greater than 2.50 to 1.00	40.0	325.0	325.0	200.0

Any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(b); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, then Pricing Level IV shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered. The Applicable Rate in effect from the Second Amendment Effective Date until receipt by the Administrative Agent of the Borrower’s Compliance Certificate delivered after the Second Amendment Effective Date shall be determined based upon Pricing Level II.

(b) The definition of “Base Rate” in Section 1.01 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Base Rate” means for any day a fluctuating rate per annum equal to the highest for such day of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate” and (c) except during a Eurocurrency Unavailability Period, the Eurocurrency Rate plus 1.25%. The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

(c) The definition of “Business Day” in Section 1.01 of the Credit Agreement is hereby amended by amending and restating clause (a) thereof in its entirety as follows:

“(a) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Dollars or Base Rate Loan denominated in Dollars as to which the interest rate is determined with reference to the Eurocurrency Rate, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Rate Loan or such Base Rate Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan or such Base Rate Loan, means any day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank Eurodollar market;”

(d) The definition of “Eurocurrency Rate” in Section 1.01 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Eurocurrency Rate” means:

(a) for any Interest Period with respect to a Eurocurrency Rate Loan, the rate per annum equal to (i) the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, or (ii) if such rate is not available at such time for any reason, then the rate determined by the Administrative Agent to be the rate at which deposits in the relevant currency for delivery on the first day of such Interest Period in Same Day Funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of

America’s London Branch (or other Bank of America branch or Affiliate) to major banks in the London or other offshore interbank market for such currency at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period, or

(b) for any interest rate calculation with respect to a Base Rate Loan, the rate per annum equal to (i) BBA LIBOR, at approximately 11:00 a.m., London time on the date of determination (provided that if such day is not a Business Day, the next preceding Business Day) for deposits in the relevant currency being delivered in the London interbank market for a term of one month commencing that day, or (ii) if such rate is not available at such time for any reason, then the rate determined by the Administrative Agent to be the rate at which deposits in the relevant currency for delivery on the date of determination in same day funds in the approximate amount of the Base Rate Loan being made, continued or converted by Bank of America and with a term equal to one month would be offered by Bank of America’s London Branch (or other Bank of America or Affiliate) to major banks in the London or other offshore interbank market for such currency at their request at the date and time of determination.

(e) The following new definitions are hereby added to Section 1.01 of the Credit Agreement in appropriate alphabetical order:

“Eurocurrency Unavailability Period” means any period of time during which a notice to the Borrower in accordance with Section 3.03 shall remain in force and effect.

“Second Amendment Effective Date” means November 26, 2008.

(f) Section 3.02 of the Credit Agreement is hereby amended and restated in its entirety as set forth below:

3.02 Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurocurrency Rate Loans (whether denominated in Dollars or an Alternative Currency), or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars or any Alternative Currency in the applicable interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender (a) to make or continue Eurocurrency Rate Loans in the affected currency or currencies, (b) in the case of Eurocurrency Rate Loans in Dollars, to convert Base Rate Committed Loans to Eurocurrency Rate Loans or (c) if such notice relates to the unlawfulness or asserted unlawfulness of charging interest based on the Eurocurrency Rate, to make Base Rate Loans as to which the interest rate is determined with reference to the Eurocurrency Rate, shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable and such Loans are denominated in Dollars, convert all such Eurocurrency Rate Loans of such Lender and Base Rate Loans as to which the interest rate is determined with reference to the Eurocurrency Rate to Base Rate Loans as to which the rate of interest is not determined with reference to the Eurocurrency Rate, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans or Base Rate Loans. Notwithstanding the foregoing and despite the illegality for such a Lender to make, maintain or fund Eurocurrency Rate Loans or Base Rate Loans as to which the interest rate is determined with reference to the Eurocurrency Rate, that Lender shall remain committed to make Base Rate Loans as to which the interest rate is not determined by reference to the Eurocurrency Rate and shall be entitled to recover interest at the Base Rate. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

(g) Section 3.03 of the Credit Agreement is hereby amended and restated in its entirety as set forth below:

3.03 Inability to Determine Rates. If the Required Lenders determine that for any reason in connection with any request for a Eurocurrency Rate Loan or a Base Rate Loan as to which the interest rate is determined with reference to the Eurocurrency Rate or a conversion to or continuation thereof that (a) deposits (whether in Dollars or an Alternative Currency) are not being offered to banks in the applicable offshore interbank market for such currency for the applicable amount and Interest Period of such Loan, (b) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan (whether denominated in Dollars or an Alternative Currency) or in connection with a Base Rate Loan, or (c) the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan or in connection with a Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurocurrency Rate Loans and Base Rate Loans as to which the interest rate is determined with reference to the Eurocurrency Rate, in each case, in the affected currency or currencies, shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice and during such period Base Rate Loans shall be made and continued based on the interest rate determined by reference to clauses (a) and (b) in the definition of Base Rate. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans in the affected currency or currencies or, failing that, will be deemed to have converted such request into a request for a Committed Borrowing of Base Rate Loans in the amount specified therein.

Section 4. Other Agreements. Notwithstanding anything to the contrary set forth in the Credit Agreement or any other Loan Document, it is hereby agreed and acknowledged that for all purposes of the Credit Agreement (including, without limitation, Section 7.01 thereof), the Collateral Agreement and each other Loan Document, at no time since the Closing Date to the date of this Agreement and at no time from and after the date of this Agreement has or shall (a) the reference to the “property, assets or revenues” of any Loan Party in Section 7.01 of the Credit Agreement or (b) any reference to Collateral, in either case, be deemed to include any treasury stock owned or otherwise held by the Borrower.

Section 5. Effectiveness. The provisions of this Agreement shall become effective upon the satisfaction of each of the following conditions:

(a) Executed Documents. The Administrative Agent shall have received a duly executed counterpart of this Agreement from the Administrative Agent, the Loan Parties and the Required Lenders.

(b) Work Fee. The Borrower shall have paid to the Administrative Agent (or its applicable affiliates), for the account of each Lender (including the Administrative Agent) that executes and delivers this Agreement to the Administrative Agent (or its counsel) on or prior to 5:00 p.m. (Eastern Time) on November 25, 2008, a work fee in an amount equal to $10,000 for each such Lender.

(c) Legal Opinion. The Administrative Agent shall have received favorable opinions of counsel to the Loan Parties, addressed to the Administrative Agent and each Lender, with respect to this Agreement and such other matters as the Administrative Agent shall request.

(d) Fees and Expenses. The Administrative Agent shall have been reimbursed for all fees and out-of-pocket charges and other expenses incurred in connection with this Agreement, including, without limitation, the reasonable fees and disbursements of counsel for the Administrative Agent.

(e) Other Documents. The Administrative Agent shall have received any other documents (including, without limitation, resolutions adopted by each Loan Party with respect to this Agreement) or instruments reasonably requested by the Administrative Agent in connection with the execution of this Agreement.

Section 6. Limited Effect. Except as expressly provided herein, the Credit Agreement and the other Loan Documents shall remain unmodified and in full force and effect and this Agreement shall not waive, affect, or diminish any right of the Administrative Agent and the Lenders to demand strict compliance and performance with the Credit Agreement and the other Loan Documents. In furtherance thereof, the Administrative Agent and the Lenders hereby reserve all rights and remedies, and shall be entitled, to pursue at any time and from time to time, without notice, demand or any other action, any and all rights and remedies provided under the Credit Agreement and/or the other Loan Documents, at law, in equity or otherwise, whether or not with respect to any existing Events of Default, all in the sole and absolute discretion of the Administrative Agent and the Lenders. Except as expressly set forth in Sections 2, 3 and 4 of this Agreement, neither this Agreement nor any other communication between the Administrative Agent and/or the Lenders, on the one hand, and the Borrower, on the other hand, shall be construed as a consent, waiver, forbearance or other modification with respect to any term, condition or other provision of the Agreement and/or any other Loan Document. Neither this Agreement, any other communication between the Administrative Agent and/or the Lenders, on the one hand, and the Borrower, on the other hand, nor any act or omission on the part of the Administrative Agent and/or the Lenders constitutes, or shall be deemed to constitute, a course of conduct or a course of dealing so as to justify an expectation by the Borrower that the Administrative Agent and the Lenders will not exercise any rights or remedies available to them with respect to any existing Event of Default or any subsequent Event of Default or an expectation by the Borrower that the Administrative Agent and the Lenders will waive any existing Event of Default or any subsequent Event of Default. References in the Credit Agreement to “this Agreement” (and indirect references such as “hereunder”, “hereby”, “herein”, and “hereof”) and in any Loan Document to the Credit Agreement shall be deemed to be references to the Credit Agreement as modified hereby.

Section 7. Reaffirmation of Security Documents. Each Loan Party hereby confirms that each of the Security Documents to which it is a party shall continue to be in full force and effect and are hereby ratified and reaffirmed in all respects.

Section 8. Representations and Warranties/No Default.

(a) By its execution hereof, each Loan Party hereby certifies that after giving effect to this Agreement, no Default or Event of Default has occurred and is continuing as of the date hereof or would result after giving effect to the transactions contemplated hereunder.

(b) By its execution hereof, the Borrower hereby (i) represents and warrants that all statements made by or on behalf of the Borrower related to the Restatement in all annual, regular, periodic and special reports that the Borrower has filed with the SEC on or prior to the date of this Agreement are true, correct and complete in all material respects and (ii) confirms and agrees that, from the date of this Agreement through and including the last day of the Third Extension Period, (A) it has, and will have, sufficient liquidity (exclusive of any further requests for Credit Extensions) to meet all of its anticipated expenditures and (B) it will not request any Credit Extension during such Third Extension Period (other than a continuation or conversion of an existing Eurocurrency Rate Loan or the extension/renewal of an existing Letter of Credit).

(c) By its execution hereof, each Loan Party hereby represents and warrants that such Person has all requisite power and authority and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and each other document executed in connection herewith to which it is a party in accordance with their respective terms.

(d) This Agreement and each other document executed in connection herewith has been duly executed and delivered by the duly authorized officers of each Loan Party, and each such document constitutes the legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms.

Section 9. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 10. Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

ARTHROCARE CORPORATION, as Borrower

By:	/s/ Michael A. Baker
Name: Michael A. Baker
Title: President & CEO

ARTHROCARE MEDICAL CORPORATION, as Subsidiary Guarantor

By:	/s/ John T. Raffle
Name: John T. Raffle
Title: President

[Second Amendment and Consent – ArthroCare Corporation]

BANK OF AMERICA, N.A., as Administrative Agent

By:	/s/ Charlene Wright-Jones
Name: Charlene Wright-Jones
Title: Assistant Vice President

[Second Amendment and Consent – ArthroCare Corporation]

BANK OF AMERICA, N.A., as Lender

By:	/s/ Daniel H. Penkar
Name: Daniel H. Penkar
Title: Senior Vice President

[Second Amendment and Consent – ArthroCare Corporation]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Lender

By:	/s/ Jamie Riggs
	Name:	Jamie Riggs
	Title:	AVP Credit Relationship Manager

[Second Amendment and Consent – ArthroCare Corporation]

UNION BANK OF CALIFORNIA, N.A., as Lender

By:	/s/ Alan B. Miner
	Name:	Alan B. Miner
	Title:	Vice President

[Second Amendment and Consent – ArthroCare Corporation]

HARRIS N.A., as Lender

By:	/s/ Michael D. Pincus
	Name:	Michael D. Pincus
	Title:	Managing Director

[Second Amendment and Consent – ArthroCare Corporation]